UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)* SPORTRADAR GROUP AG
(Name of Issuer)

Class A Ordinary Shares, nominal value CHF 0.10 per share
(Title of Class of Securities)

H8088L103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,079,496
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,079,496
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,079,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,526,178
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,526,178
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,526,178
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,009,134
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,009,134
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,009,134
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,645,845
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,645,845
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,845
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,068,637
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,068,637
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,637
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,553,318
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,553,318
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,318
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV Sports, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,562
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,562
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,562
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP # H8088L103

1	NAMES OF REPORTING PERSONS TCV IX Sports Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,079,496
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,079,496
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,079,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer

Sportradar Group AG (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

Feldlistrasse 2
CH-9000 St. Gallen
Switzerland

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company (“Management IX”), (2) Technology Crossover Management IX, L.P., a Cayman Islands exempted limited partnership (“TCM IX”), (3) TCV IX, L.P., a Cayman Islands exempted limited partnership (“TCV IX”), (4) TCV IX (A), L.P., a Cayman Islands exempted limited partnership (“TCV IX (A)”), (5) TCV IX (B), L.P., a Cayman Islands exempted limited partnership (“TCV IX (B)”), (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (7) TCV Sports, L.P., a Cayman Islands exempted limited partnership (“TCV Sports”) and (8) TCV IX Sports Corp., a Cayman Islands corporation (“TCV IX Sports”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Ordinary Shares (“Class A Ordinary Shares”), nominal value CHF 0.10 per share
CUSIP Number: H8088L103

Item 3.	Not applicable.

Item 4.	Ownership

The responses of the Reporting Persons to Rows (5) through (9) and (11) of the cover pages of this Schedule 13G are incorporated herein by reference.

TCV IX Sports is the direct beneficial holder of 34,079,496 Class A Ordinary Shares. TCV IX Sports has the sole power to dispose or direct the disposition of the Class A Ordinary Shares that it holds directly and has the sole power to vote or direct the vote of such shares.

Each of TCV IX, TCV IX (A), TCV IX (B), Member Fund and TCV Sports (collectively, the “TCV Entities”), as indirect beneficial holders of the Class A Ordinary Shares held directly by TCV IX Sports, and Management IX, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV IX Sports and have the sole power to direct the vote of such Class A Ordinary Shares. TCM IX, as the direct general partner of TCV IX, TCV IX (A), TCV IX (B) and TCV Sports (collectively, the “TCV IX Funds”), may also be deemed to have sole power to dispose or direct the disposition of the Class A Ordinary Shares indirectly held by the TCV IX Funds and have the sole power to direct the vote of such Class A Ordinary Shares. Each of Management IX, TCM IX and the TCV Entities disclaims beneficial ownership of the Class A Ordinary Shares owned TCV IX Sports, except to the extent of their respective pecuniary interest therein.

Calculation of the percentage of Class A Ordinary Shares beneficially owned is based on 207,794,199 Class A Ordinary Shares outstanding as of December 31, 2023, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 20, 2024.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any Class A Ordinary Shares owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	TECHNOLOGY CROSSOVER MANAGEMENT IX, LTD.

	By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV SPORTS, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX SPORTS CORP.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

EXHIBIT

Exhibit

Exhibit 99.1:	Agreement of Joint Filing (filed herewith).

Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the Ordinary Shares of Spotify Technology S.A. filed on February 14, 2019).